Exhibit 99.2

QYOU MEDIA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2022 and 2021

November 29th, 2022

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

The purpose of this Management’s Discussion and Analysis (“MD&A”) is to provide the reader with an overview of the consolidated financial position, operating results, and cash flows of QYOU Media Inc. (“QYOU” or the “Company”) for the three and nine months ended September 30, 2022 and 2021. This MD&A was prepared as of November 29, 2022 and should be read in conjunction with the Corporation’s audited consolidated financial statements for the fiscal period ended December 31, 2021 and years ended June 30, 2021 and 2020, and the notes related thereto (the “Annual Financial Statements”), the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and 2021 (the “Interim Financial Statements”) and with the annual MD&A for the fiscal period ended December 31, 2021.

The Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles in Canada, as set out in the Chartered Professional Accountant of Canada Handbook - Accounting which incorporates International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board, using International Accounting Standard 34 - Interim Financial Reporting [“IAS 34”]. IFRS requires management to make certain judgments, estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the amount of revenue and expenses incurred during the reporting period. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods

All amounts are expressed in Canadian dollars unless otherwise noted. References in this MD&A to the “Company”, “QYOU”, “we”, “us” or “our” means QYOU and its subsidiaries.

Change of Fiscal Year-end

During February 2022, pursuant to Section 4.8(2) of National Instrument 51-102 - Continuous Disclosure Obligations, the Company provided notice that it decided to change its fiscal year end from June 30 to December 31 to align the Company’s year-end with that of comparable media companies, allowing investors to more easily compare quarterly and annual financial results. Accordingly, the consolidated financial statements present the statements of financial position as at September 30, 2022 and December 31, 2021, and the results of operations for the three and nine months ended September 30, 2022 and 2021.

This MD&A includes forward looking statements and assumptions (see “Forward-looking Statements”). The Company’s continuous disclosure documents are available on SEDAR at www.sedar.com.

Also, additional information is available in the company’s Annual Information Return (AIF) available on www.sedar.com.

Forward-Looking Statements

Certain statements in this MD&A constitute “forward-looking statements” that involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, objectives or achievements of the Company, or industry results, to be materially different from any future results, performance, objectives, or achievements expressed or implied by such forward-looking statements. These statements reflect QYOU’s current views regarding future events and operating performance and are based on information currently available to QYOU, and speak only as of the date of this MD&A. These forward-looking statements involve a number of known and unknown risks, uncertainties and assumptions and should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such performance or results will be achieved. Those assumptions and risks include, but are not limited to, the future cost structure, availability of additional financing as and when required, future sales and marketing activities, increased penetration into certain markets through strategic partnerships, the impact of the introduction of new products, agreements and partnerships, the ability of management to leverage sales opportunities, increase in the size of certain markets, expected increases in revenue, expected revenue from certain contracts, third party contractual performance, customer rollout plans for specific products, expected increase in gross margins, treatment under governmental regulatory regimes, ability to recover certain taxes, general business, economic, competitive, political and social uncertainties, dependence on key personnel, and fluctuations in foreign currency exchange rates. There can be no assurance that forward-looking statements will be accurate as many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including factors described in this MD&A and those discussed in QYOU’s publicly available disclosure documents, as filed by QYOU on SEDAR (www.sedar.com) and updated herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated, or expected. Accordingly, readers should not place undue reliance on forward-looking statements. All subsequent forward-looking statements, whether written or oral, attributable to QYOU or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Unless required by applicable securities laws, QYOU does not intend and does not assume any obligation to update these forward-looking statements.

1

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

Company Overview

The Company was incorporated pursuant to the Business Corporations Act (Alberta) on July 30, 1993 under the name “575161 Alberta Inc.” On April 10, 2014, the Company amended its articles to change its name to “Galleria Opportunities Ltd.” Effective March 13, 2017, the Company completed a reverse takeover transaction (the “Transaction”) pursuant to which QYOU Media Holdings Inc. became a wholly owned subsidiary of the Company and the security holders of QYOU Media Holdings Inc. became security holders of the Company. QYOU Media Holdings Inc. is the entity resulting from the amalgamation of QYOU Media Inc. (as it was then called) and 2561287 Ontario Ltd. (then a wholly owned subsidiary of the Company) on March 13, 2017 as part of the Transaction. Subsequently, on June 30, 2017, the Company’s common shares (the “Common Shares”) resumed trading on the facilities of the TSX Venture Exchange (the “TSXV”) under the symbol “QYOU”. Following the Transaction, the Company now carries on the business of QYOU Media and its subsidiaries.

An additional wholly owned indirect subsidiary of QYOU, QYOU USA Inc. (“QYOU USA”), was established in August 2015 under the laws of the State of Delaware.

On November 16, 2017, QYOU Productions Inc. (“QYOU Productions”), a corporation established under the federal laws of Canada, was created as a wholly owned indirect subsidiary of QYOU.

On September 20, 2018, QYOU Media India Private Limited (“QYOU India”) was incorporated to serve the rapidly growing Indian market focusing on television, over-the-top (OTT) and mobile offerings targeted at the youth of India. Effective June 1, 2020, the Company increased its ownership interest in QYOU India to 88% (June 30, 2019 - 82%). The Company received the additional interest in exchange for funding the operations of QYOU India since its inception, resulting in a decrease of the ownership interest held by non-controlling shareholders to 12% (June 30, 2019 - 18%). In June 2022, the Company injected cash of $1,272,515 in exchange for 100% of Compulsorily Convertible Preference Shares (“CCPS”).

On June 14, 2021, the Company acquired 97% of the outstanding common shares of Chatterbox Technologies Private Limited (“Chatterbox”), an award-winning influencer marketing company based in India. During the three months ended June 30, 2022, the Company acquired an additional 1% of the shares of Chatterbox in connection with the first contingent consideration payment, resulting in a decrease of the ownership interest held by non-controlling shareholders to 2% (December 31, 2021 - 3%).

Effective July 1, 2021, the Company amalgamated QYOU Media Inc. and a wholly-owned subsidiary QYOU Media Holdings Inc. into QYOU Media Inc.

Description of the Business

QYOU operates in India and the United States producing and distributing content created by social media stars and digital content creators. Founded and created by industry veterans from Lionsgate, MTV, Disney and Sony, QYOU’s millennial and Gen Z-focused content reaches more than one billion consumers around the world every month.

In the United States, via QYOU USA Inc., we create and manage influencer marketing campaigns for major film studios, game publishers and other consumer brands and categories. This content is distributed via various large scale social platforms including TikTok, YouTube, Instagram, Snapchat and Twitter.

In India, via the Company’s flagship brand, The Q, and via additional broadcast and digital channels (The Q Marathi, The Q Kahaniyan, The Q Comedistaan and QGameX), we curate, produce and distribute premium content via television networks, video on demand (“VOD”) for cable and satellite television, OTT, connected TV and mobile platforms. With a growing library of over 1,300 programs, the channels reach an estimated audience of over 800 million, of which 125 million television homes via partners including DD Free Dish, TATA Play, DISH TV, Den Networks, Hathway, d2h and GTPL, and 675 million OTT, mobile, app based and smart TV users via platforms including MX Player, JioTV, Snap, Chingari, Samsung TV Plus, Xiaomi MiTV and Amazon FireStick TV. Our India based influencer marketing division, Chatterbox, is among India’s leading influencer marketing platforms connecting brands and social media influencers.

2

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

Prior Financing

During the three months ended March 31, 2021, the Company completed a short form prospectus offering on a "bought" deal basis and issued 41,071,560 units of the Company at a price of $0.28 per unit, for aggregate gross proceeds of $11,500,037 (the "February Bought Offering"). Our principal uses of funds from the February Bought Offering were used for operating expenses, capital expenditures, acquisition of new business and finance costs requirements to pursue our future growth strategies. The following table provides a comparison of the estimated use of proceeds, as disclosed in the Company's short form prospectus dated February 22, 2021 and the Company's actual use of proceeds from April 1, 2021 to September 30, 2022:

Principal Purposes of Net Proceeds	Available Funds	Actual Use of Funds	Variance
Funding of the Corporation’s cash requirements to fund operations as currently conducted for approximately the next 12 months	$2,500,000	$2,500,000	Nil
Investment to build out the Corporation’s Indian operations, including:	$5,200,000	$5,200,000	Nil
1. Distribution contracts;	3,500,000	3,500,000
2. Ad sales;	900,000	900,000
3. Content licensing; and	300,000	300,000
4. Branding efforts	500,000	500,000
Investment to build out the Corporation’s US influencer operations through investment in sales and marketing to fund revenue growth	$500,000	$500,000	Nil
Unallocated working capital and general and administrative expenses	$650,029	$650,029	Nil
TOTAL	$8,850,029	$8,850,029	Nil

Chatterbox Acquisition

On June 14, 2021, the Company acquired 97% of the outstanding common shares of Chatterbox, an influencer marketing company based in India for total consideration of $4,711,063, as part of the Company’s international distribution and strategic partnerships growth strategy. The purchase consideration consisted of cash consideration of $2,630,345, working capital adjustment of $106,837, 2021 earnings before income tax, depreciation and amortization (“EBITDA”) adjustments of ($68,103) and $2,552,135 of contingent consideration.

The share acquisition of Chatterbox qualified as a business combination and was accounted for using the acquisition method of accounting. Accordingly, the results of Chatterbox have been included in the condensed consolidated interim financial statements of the Company from the date of acquisition, which is the date the Company obtained control.

The allocation of the total consideration to the fair value of the identifiable assets acquired and liabilities assumed as at the date of the acquisition was as follows:

$
Cash and cash equivalents	747,785
Trade receivables	256,259
Other receivables	50,718
Customer relationships	298,438
Brand name	619,802
Goodwill	3,231,125
Trade and other payables	(260,919)
Deferred tax liabilities	(232,145)
4,711,063

3

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

Goodwill arising from the acquisition reflects the benefits attributable to synergies, revenue growth and future market development. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. Goodwill is not deductible for income tax purposes.

During the fiscal period ending December 31, 2021, the Company paid additional consideration related to working capital adjustments of $106,837, with net post acquisition measurement adjustments of $37,352. The contingent consideration is classified as Level 3 in the fair value hierarchy. The contingent consideration fair value is based on the present value of the estimated likely obligation.

During the three and nine months ended September 30, 2022, the Company recorded a loss on the remeasurement of contingent consideration of $nil and $25,952 respectively, made a payment of $570,311 and as at September 30, 2022, the fair value of the contingent consideration was $2,049,675 (December 31, 2021 of $2,638,912). The Company received an additional 1% of the shares of Chatterbox in connection with the first contingent consideration payment. The Company uses a scenario-based model to independently assess individual earnouts and calculate the fair value of the earnout based on probabilities of success attributable to each individual scenario. The significant assumptions used in making the estimates are revenue growth rate and discount rate. A 10% change in the discount rate used in the valuation of the contingent consideration as at September 30, 2022 would change the valuation of the liability by approximately $88,000.

The Non-Controlling Interest (“NCI”) on the transaction meets the definition of a liability as the Company is obligated to purchase the remaining 2% of common shares. The amount payable is included in contingent consideration and is measured at fair valued through profit or loss.

The contingent consideration as at September 30, 2022:

Earnout

$
As at December 31, 2020	—
Acquisition - Chatterbox	2,186,960
Loss on remeasurement of contingent consideration	393,950
Effects of foreign exchange	58,002
Balance – December 31, 2021	2,638,912
Loss on remeasurement of contingent consideration	25,952
Payment of contingent consideration	(570,311)
Effects of foreign exchange	(44,878)
Balance – September 30, 2022	2,049,675
Current	1,007,740
Non-current	1,041,935

Impact of COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

4

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

MD&A - Quarterly Highlights

To supplement our consolidated interim financial statements, which are prepared and presented in accordance with International Financial Reporting Standards (“IFRS”), we present Earnings Before Income Tax Depreciation and Amortization (“Adjusted EBITDA”) which is a non-IFRS financial measure. The presentation of  non-IFRS financial measurement are not intended to be considered in isolation from, or as a substitute for, or superior to, operating loss or net income (loss) or any other performance measures derived in accordance with IFRS or as an alternative to net cash provided by operating activities or any other measures of cash flows or liquidity.

We define Adjusted EBITDA as revenue minus operating expenses excluding non-cash or material non-recurring operating expenses including but not limited to stock-based compensation, marketing credits, gain or loss on remeasurement of contingent consideration, depreciation and amortization. Adjusted EBITDA is used as an internal measure to evaluate the performance of our operating segments. We believe that information about this non-IFRS financial measure assists investors by allowing them to evaluate changes in operating results of our business separate from non-operational factors that affect operating loss and net loss, thus providing insights into both operations and other factors that affect reported results. A limitation of the use of Adjusted EBITDA as a performance measure is that it does not reflect the periodic costs of certain amortizing assets used in generating revenue in our business. Furthermore, this measure may vary among companies; thus Adjusted EBITDA as presented herein may not be comparable to similarly titled measures of other companies.

Significant Events in the three months ended September 30, 2022

a)	For the three months ended September 30, 2022, revenue increased by 5% compared to the prior quarter ended June 30, 2022 and by 53% compared to same period prior year. The increase in revenue is primarily due to accelerated growth of all operating business units in both India and the United States.

b)	For the three months ended September 30, 2022, Adjusted EBITDA increased by $640,066 or 47% compared to the prior quarter ended June 30, 2022 and by $514,396 or 42% compared to same period prior year. The increase is primarily driven by the revenue growth offset by higher operating expenses related to the growth of the business across all operating business units and lower sales and marketing costs.

c)	Cash used in operating activities for the three months ended September 30, 2022 was $808,754 compared to $810,975 in the prior quarter ended June 30, 2022 and $4,429,615 in same period prior year. The decrease in cash used in operating activities is primarily due to the increase in Adjusted EBITDA, collection of trade receivables offset by higher cash used on trade payables. The strategic investment to accelerate growth of all operating business units started positively contributing to working capital.

d)	During the three months ended September 30, 2022, 1,216,667 restricted share units were redeemed for 1,216,667 common shares.

Selected Financial Highlights

The following table presents selected interim financial information for the three months ended September 30, 2022 and 2021:

	Three months ended September 30, 2022 $	Three months ended September 30, 2021 $	Change $	Change %
Revenue	7,244,558	4,725,463	2,519,095	53%
Content and production costs	4,620,558	3,065,362	1,555,196	51%
Other operating expenses	3,332,016	2,882,513	449,503	16%
Total expenses	7,952,574	5,947,875	2,004,699	34%
Adjusted EBITDA	(708,016)	(1,222,412)	514,396	42%
Total non-cash and non-recurring items	1,482,757	1,110,117	372,640	34%
Interest & Taxes	(73,096)	19,768	(92,864)	-470%
Net loss	(2,117,677)	(2,352,297)	234,620	10%
Loss per share, basic and diluted	(0.01)	(0.01)

5

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

	As at September 30, 2022	As at December 31, 2021
	$	$
Current assets	12,246,289	15,027,092
Current liabilities	8,481,339	6,070,102
Working capital	3,764,950	8,956,990
Total assets	17,895,046	20,611,906
Total liabilities	10,043,617	8,686,177
Total shareholders' equity	7,851,429	11,925,729

Overall Financial Performance for the three months ended September 30, 2022 and 2021

REVENUE

For the three months ended September 30, 2022 revenue increased by $2,519,095 or 53% compared to same period prior year. The increase in revenue is primarily due to accelerated growth of all operating business units in both India and the United States (QYOU USA, QYOU India and Chatterbox).

EXPENSES

For the three months ended September 30, 2022, content and production costs increased by $1,555,196 or 51% compared to prior year to help fuel the revenue growth in India and the US.

Other operating expenses increased by $449,503 or 16% associated with the revenue growth and expansion of the business at all operating business units.

ADJUSTED EBITDA

For the three months ended September 30, 2022 compared to same period prior year, adjusted EBITDA increased by $514,396 or 42% driven by the revenue growth offset by higher operating expenses related to the growth of the business across all operating business units and lower sales and marketing costs.

NON-CASH AND NON-RECURRING ITEMS

Non-cash items comprise of stock-based compensation, non-recurring expenses, marketing credits and depreciation and amortization. For the three months ended September 30, 2022, non-cash and non-recurring items increased by $372,640 or 34% due to higher marketing credits and non-recurring charges related to exploration of potential senior exchange market.

INTEREST & TAXES

For the three months ended September 30, 2022 interest & taxes decreased by $92,864 or 470% when compared to September 30, 2021.

NET LOSS

For the three ended September 30, 2022, net loss decreased by $234,620 or 10%, driven by the revenue growth and expansion of the business in India.

6

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

CASH

	Three months ended September 30, 2022	Three months ended September 30, 2021	Change	Change
	$	$	$	%

Cash used in operating activities	(818,754)	(4,429,615)	(3,610,861)	-82%
Cash used in investing activities	(253,103)	(101,418)	151,685	150%
Cash provided by financing activities	(63,661)	3,193,808	(3,257,469)	-102%
Effect of foreign exchange on cash	31,873	77,909	(46,036)	59%
Cash and cash equivalents, beginning of period	4,181,414	9,026,915	(4,845,501)	-54%
Cash and cash equivalents, end of period	3,077,769	7,767,599	(4,689,830)	-60%

The Company concluded the three months ended September 30, 2022 with cash of $3,077,769 (December 31, 2021 - $6,548,890).

Cash used in operating activities for the three months ended September 30, 2022 was $818,754 compared to the cash used in operating activities for the three months ended September 30, 2021 of $4,429,615. The decrease in cash used in operating activities is primarily due to the increase in Adjusted EBITDA, collection of trade receivables offset by higher cash used on trade payables.

Cash used in investing activities for the three months ended September 30, 2022 was $253,103 compared to cash used in investing activities of $101,418 for the three months ended September 30, 2021. The increase in the cash used in investing activities was due to the development of original programming assets and equipment to support the business expansion.

Cash used by financing activities for the three months ended September 30, 2022 was $63,661 compared to $3,193,808 provided for the three months ended September 30, 2021. The decrease in cash provided by financing activities is due to the Company raising funds during the period ended September 30, 2022 only through exercise of options and warrants.

Overall Financial Performance for the nine months ended September 30, 2022 and 2021

The following table presents selected interim financial information for the nine months ended September 30, 2022 and 2021:

	Nine months ended September 30, 2022 $	Nine months ended September 30, 2021 $	Change $	Change %
Revenue	19,362,601	7,548,913	11,813,688	156%
Content and production costs	12,596,941	6,487,936	6,109,005	94%
Other operating expenses	9,382,388	5,907,979	3,474,409	59%
Total expenses	21,979,329	12,395,915	9,583,414	77%
Adjusted EBITDA	(2,616,728)	(4,847,002)	2,230,274	46%
Total non-cash and non-recurring items	4,875,057	3,024,142	1,850,915	61%
Interest & Taxes	231,106	120,694	110,412	91%
Net loss	(7,722,891)	(7,991,838)	268,947	3%
Loss per share, basic and diluted	(0.02)	(0.02)

REVENUE

For the nine months ended September 30, 2022 revenue increased by $11,813,688 or 156% compared to same period prior year. The increase in revenue is primarily due to accelerated growth of all operating business units.

7

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

EXPENSES

For the nine months ended September 30, 2022, content and production costs increased by $6,109,005 or 94% compared to prior year to help fuel the revenue growth in India and the US.

Other operating expenses increased by $3,474,409 or 59% associated with the revenue growth and expansion of the business at all operating business units.

ADJUSTED EBITDA

For the nine months ended September 30, 2022 compared to same period prior year, Adjusted EBITDA increased by $2,230,274 or 46% driven by the revenue growth offset by higher operating expenses related to the growth of the business across all operating business units and lower sales and marketing costs.

NON-CASH AND NON-RECURRING ITEMS

Non-cash items comprise of stock-based compensation, non-recurring expenses, marketing credits and depreciation and amortization. For the nine months ended September 30, 2022, non-cash and non-recurring items increased by $1,850,915 or 61% due to higher marketing credits and non-recurring charges related to exploration of potential senior exchange market.

INTEREST & TAXES

For the nine months ended September 30, 2022, interest & taxes increased by $110,412 or 91% when compared to September 30, 2021.

NET LOSS

For the nine months ended September 30, 2022, net loss decreased by $268,947 or 3%, driven by the revenue growth and expansion of the business in India.

CASH

	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Change	Change
		$	$	%

Cash used in operating activities	(2,973,811)	(8,762,864)	(5,789,053)	-66%
Cash used in investing activities	(1,296,083)	(1,989,892)	(693,809)	-35%
Cash provided by financing activities	694,454	17,994,087	(17,299,633)	-96%
Effect of foreign exchange on cash	104,319	(184,126)	288,445	157%
Cash and cash equivalents, beginning of period	6,548,890	710,394	5,838,496	822%
Cash and cash equivalents, end of period	3,077,769	7,767,599	(4,689,830)	-60%

The Company concluded the nine months ended September 30, 2022 with cash of $3,077,769 (December 31, 2021 - $6,548,890).

Cash used in operating activities for the nine months ended September 30, 2022 was $2,973,811 compared to $8,762,864 for the nine months ended September 30, 2021. The decrease in cash used in operating activities is primarily due to the increase in Adjusted EBITDA, collection of trade receivables offset by higher cash used on trade payables.

Cash used in investing activities for the nine months ended September 30, 2022 was $1,296,083 compared to $1,989,892 for the nine months ended September 30, 2021. The investing activities in development of programming assets and equipment to support the business expansion remained aligned with the prior year.

8

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

Cash provided by financing activities for the nine months ended September 30, 2022 was $694,454 compared to $17,994,087 for the nine months ended September 30, 2021. The decrease in cash provided by financing activities is due to the Company raising funds only through exercise of options and warrants post non-brokered private placement during the period ended March 31, 2021.

Operating Segments

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the Chief Executive Officer who is responsible for allocating resources, assessing performance of the reportable segment and making key strategic decisions. The Company operates in a single segment, being the production, marketing and distribution of content across broadcast and digital media. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the financial statements.

The Company operates in four geographical areas, being Canada, United States of America, Ireland and India. Revenue and assets by geography are presented below:

As at and for the three and nine months ended September 30, 2022
	Canada	USA	Ireland	India	Total
	$	$	$	$	$
Revenue (three months ended September 30, 2022)	—	3,179,839	(195)	4,064,914	7,244,558
Revenue (nine months ended September 30, 2022)	—	7,070,530	10,630	12,281,441	19,362,601
Current assets	795,670	3,930,335	6,624	7,513,660	12,246,289
Non-current assets	4,681,804	40,962	79,112	846,879	5,648,757

As at and for the three and nine months ended September 30, 2021
	Canada	USA	Ireland	India	Total
	$	$	$	$	$
Revenue (three months ended September 30, 2021)	—	1,414,142	4,948	3,306,373	4,725,463
Revenue (nine months ended September 30, 2021)	—	2,967,239	80,375	4,501,299	7,548,913
Current assets	5,681,313	1,709,472	20,066	7,396,664	14,807,516
Non-current assets	4,509,787	40,933	87,494	300,693	4,938,907

During the period ended September 30, 2022, one customer (2021 - two customers) represented 10% or more of total revenue.

	September 30, 2022	September 30, 2021
	%	%
Customer 1	14	14
Customer 2	7	11
Percentage of total revenue	21	25

9

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

Review of Operations for the Three Months Ended September 30, 2022 and 2021

	Three months ended September 30, 2022	Three months ended September 30, 2021	Change	Change
	$	$	$	%

Revenue	7,244,558	4,725,463	2,519,095	53%

OPERATING EXPENSES
Content and productions costs	4,620,558	3,065,362	1,555,196	51%
Sales and marketing	845,663	1,199,665	(354,002)	-30%
Legal and consulting	428,938	390,301	38,637	10%
Salaries and benefits	1,496,034	1,040,992	455,042	44%
General and administrative	620,367	188,757	431,610	229%
Foreign exchange (gain) loss	(58,986)	62,798	(121,784)	-194%
Total operating expenses	7,952,574	5,947,875	2,004,699	34%
Adjusted EBITDA	(708,016)	(1,222,412)	514,396	42%
Marketing	224,625	—	224,625	nmf
Share-based compensation	744,980	1,048,816	(303,836)	-29%
Gain on termination of lease	—	—	—	nmf
Gain on loan forgiveness	—	—	—	nmf
Loss on remeasurement of contingent consideration	—	—	—	nmf
Non-recurring expenses	328,943	—	328,943	nmf
Depreciation and amortization	184,209	61,301	122,908	200%
Interest and other expenses	52,948	19,768	33,180	168%
Loss before income taxes	(2,243,721)	(2,352,297)	108,576	5%
Income tax expense (recovery)	(126,044)	—	(126,044)	nmf
Net loss	(2,117,677)	(2,352,297)	234,620	10%

The following discussion includes an explanation of the primary factors in changes in operations for the three months ended September 30, 2022 and 2021. Less significant changes are not articulated.

Revenue

For the three months ended September 30, 2022, revenue increased by $2,519,095 or 53% compared to the three months ended September 30, 2021, driven by significant revenue growth in all three operating business units.

One customer individually representing greater than 10% of the Company’s revenue represented 14% of total revenue recognized for the three months ended September 30, 2022, as compared to two customers representing 25% for the three months ended September 30, 2021. The decrease from the prior period shows evidence of the Company’s growing customer base.

Content and Production Costs

Content and production costs represent the costs of sales of earning the Company’s revenue and is comprised of content development, production and channel delivery expenses. In India, the Company has produced over 1,300 hours of programming compared to 400 in the prior year.

10

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

For the three months ended September 30, 2022, content and production costs increased by $1,555,196 or 51% as compared to the three months September 30, 2021. As a percentage of total operating expenses, content and production costs were 58% during the three months ended September 30, 2022, compared to 52% for the three months ended September 30, 2021. As a percentage of sales, content and production costs were 64% this period versus 65% in the same period prior year.

Operating Costs

Selling, general and administrative costs represented 56% of total operating expenses for the three months ended September 30, 2022 compared to 65% for the same period prior year. Selling, general and administrative costs increased $596,394 or 15% mainly contributed to higher salaries and benefits to support the growth of customer and supplier relationships. The higher sales and marketing costs helped to support the revenue growth of 53%.

Legal and consulting costs increased by $38,637 or 10% for the three months ended September 30, 2022 to $428,938 compared to $390,301 for the three months ended September 30, 2021. With the success and revenue growth in India, there were legal costs required to support the growth of customer and supplier relationships. Legal and consulting costs will fluctuate from period to period based on the nature of the transactions the Company undertakes.

Salaries and benefits costs increased by $455,042 or 44% to $1,496,034 for the three months ended September 30, 2022 when compared to $1,040,992 for the three months ended September 30, 2021. The increase in salaries and benefit costs is primarily due to the growth of operations in all operating business units.

General and administrative costs increased by $431,610 or 229% to $620,367 for the three months ended September 30, 2022 compared to $188,757 for the three months ended September 30, 2021 related to growth of business operations as mentioned. In the prior year, the Company made concerted effort to minimize general and administrative costs to manage the business downturn due to the COVID-19 pandemic.

Foreign Exchange (Gain) Loss

Foreign exchange during the three months ended September 30, 2022 was a gain of $58,986 compared to the three months ended September 30, 2021 loss of $62,798. The change in foreign exchange gain is a result of fluctuating exchange rates from transactions incurred in currencies other than the functional currency of the Company or its subsidiaries.

Share-Based Compensation

Share-based compensation decreased by $303,836 or 29% for the three months ended September 30, 2022 when compared to the three months ended September 30, 2021 directly related to exercised, expired or cancelled options and RSUs during the period.

Depreciation and Amortization

Depreciation and amortization increased by $122,908 or 200% for the three months ended September 30, 2022 to $184,209 compared to $61,301 for the three months ended September 30, 2021 due to significant investment in original programming assets at QYOU India.

11

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

Review of Operations for the Nine Months Ended September 30, 2022 and 2021

	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Change	Change
	$	$	$	%

Revenue	19,362,601	7,548,913	11,813,688	156%

OPERATING EXPENSES
Content and productions costs	12,596,941	6,487,936	6,109,005	94%
Sales and marketing	2,502,371	1,853,819	648,552	35%
Legal and consulting	1,586,152	1,485,741	100,411	7%
Salaries and benefits	3,851,064	2,132,013	1,719,051	81%
General and administrative	1,505,193	366,453	1,138,740	311%
Foreign exchange (gain) loss	(62,392)	69,953	(132,345)	-189%
Total operating expenses	21,979,329	12,395,915	9,583,414	77%
Adjusted EBITDA	(2,616,728)	(4,847,002)	2,230,274	46%
Marketing	1,467,872	—	1,467,872	nmf
Share-based compensation	2,615,022	3,109,491	(494,469)	-16%
Gain on termination of lease	(12,437)	—	(12,437)	nmf
Gain on loan forgiveness	—	(211,472)	211,472	-100%
Loss on remeasurement of contingent consideration	25,952	—	25,952	nmf
Non-recurring expenses	328,943	—	328,943	nmf
Depreciation and amortization	449,705	126,123	323,582	257%
Interest and other expenses	207,186	75,454	131,732	175%
Loss before income taxes	(7,698,971)	(7,946,598)	247,627	3%
Income tax expense (recovery)	23,920	45,240	(21,320)	-47%
Net loss	(7,722,891)	(7,991,838)	268,947	3%

The following discussion includes an explanation of the primary factors in changes in operations for the nine months ended September 30, 2022 and 2021. Less significant changes are not articulated.

Revenue

For the nine months ended September 30, 2022, revenue increased $11,813,688 or 156% compared to the nine months ended September 30, 2021, driven by significant revenue growth in all three operating business units.

Content and Production Costs

Content and production costs represent the costs of sales of earning the Company’s revenue and is comprised of content development, production and channel delivery expenses. In India, the Company has produced over 1,300 hours of programming compared to 400 in the prior year.

For the nine months ended September 30, 2022, content and production costs increased by $6,109,005 or 94% as compared to the nine months September 30, 2021. As a percentage of total operating expenses, content and production costs were 57% during the nine months ended September 30, 2022, compared to 52% for the nine months ended September 30, 2021. As a percentage of sales, content and production costs were 65% this period versus 86% in the same period prior year.

12

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

Operating Costs

Selling, general and administrative costs represented 56% of total operating expenses for the nine months ended September 30, 2022 compared to 72% for the same period prior year. Selling, general and administrative costs increased $3,441,228 or 38% mainly contributed to higher salaries and benefits to support the growth of customer and supplier relationships. The higher sales and marketing costs helped to support the revenue growth of 156%.

Legal and consulting costs increased by $100,411 or 7% for the nine months ended September 30, 2022 to $1,586,152 compared to $1,485,741 for the nine months ended September 30, 2021. With the success and revenue growth in India, there were legal costs required to support the growth of customer and supplier relationships. Legal and consulting costs will fluctuate from period to period based on the nature of the transactions the Company undertakes.

Salaries and benefits costs increased by $1,719,051 or 81% to $3,851,064 for the nine months ended September 30, 2022 when compared to $2,132,013 for the nine months ended September 30, 2021. The increase in salaries and benefit costs is primarily due to the growth of operations in all operating business units.

General and administrative costs increased by $1,138,740 or 311% to $1,505,193 for the nine months ended September 30, 2022 compared to $366,453 for the nine months ended September 30, 2021 related to growth of business operations as mentioned.

Foreign Exchange (Gain) Loss

Foreign exchange during the nine months ended September 30, 2022 was a gain of $62,392 compared to the nine months ended September 30, 2021 loss of $69,953. The change in foreign exchange gain is a result of fluctuating exchange rates from transactions incurred in currencies other than the functional currency of the Company or its subsidiaries.

Share-Based Compensation

Share-based compensation decreased by $494,469 or 16% for the nine months ended September 30, 2022 when compared to the nine months ended September 30, 2021 directly related to exercised, expired or cancelled options and RSUs during the period.

Depreciation and Amortization

Depreciation and amortization increased by $323,582 or 257% for the nine months ended September 30, 2022 to $449,705 compared to $126,123 for the nine months ended September 30, 2021 due significant investment to original programming assets at QYOU India.

Review of Financial Condition as at September 30, 2022

The following is a comparison of the financial position of the Company as at September 30, 2022, to the financial position of the Company as at December 31, 2021.

Cash and Cash Equivalents

Cash decreased by $3,471,121 or 53% to $3,077,769 as at September 30, 2022, compared to $6,548,890 as at December 31, 2021. The use of cash is primarily due to prepaying for channel distribution, investing in original content in India. Refer to “Liquidity and capital resources” section for the detailed discussion provided. Here again we are comparing it to the previous quarter.

Trade and Other Receivables

Trade and other receivables increased by $1,682,665 or 41% as at September 30, 2022, compared to December 31, 2021.

13

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

Property and Equipment

Property and equipment increased by $55,900 or 53% as at September 30, 2022, over the balance as at December 31, 2021. The increase can be attributed to additions partially offset by depreciation expense.

Intangible Asset

A summary of the Company’s intangible assets is as follows:

	Brand QYOU	Brand Chatterbox	Customer relationships	Total

	$	$	$	$
As at December 31, 2020	92,265	—	—	92,265
Acquisition - Chatterbox	—	619,802	298,438	918,240
Effects of foreign exchange	(7,194)	16,439	7,915	17,160
As at December 31, 2021	85,071	636,241	306,353	1,027,665
Effects of foreign exchange	(5,959)	(8,967)	(4,318)	(19,244)
As at September 30, 2022	79,112	627,274	302,035	1,008,421

	Brand QYOU	Brand Chatterbox	Customer relationships	Total

Accumulated amortization	$	$	$	$
As at December 31, 2020	—	—	—	—
Amortization	—	—	27,755	27,755
Effects of foreign exchange	—	—	1,971	1,971
As at December 31, 2021	—	—	29,726	29,726
Amortization	—	—	37,163	37,163
Effects of foreign exchange	—	—	(1,547)	(1,547)
As at September 30, 2022	—	—	65,342	65,342

	Brand QYOU	Brand Chatterbox	Customer relationships	Total

Net book value	$	$	$	$
As at December 31, 2021	85,071	636,241	276,627	997,939
As at September 30, 2022	79,112	627,274	236,693	943,079

Right of Use Assets

Right of use assets decreased by $326,221 or 43% as at September 30, 2022, over the balance as at December 31, 2021. The decrease is due to termination of the lease for QYOU India’s previous office space in January 2022. The lease for the space that the business currently occupies in India was recorded during the quarter ended December 31, 2021.

Goodwill

The Company recognized goodwill on the acquisition of Chatterbox. Goodwill as at September 30, 2022 was $3,351,729 compared to $3,399,639 as at December 31, 2021. The decrease is due to fluctuation in foreign exchange rate.

Trade and Other Payables

Trade and other payables increased by $2,362,440 or 50% as at September 30, 2022, compared to December 31, 2021.

14

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

Contingent Consideration

The Company recognized a contingent consideration on the acquisition of Chatterbox that represents the potential of future earn out payments that were negotiated as part of the share purchase agreement. The current and non-current portion of the contingent liability as at September 30, 2022 was $1,007,740 and $1,041,935 respectively. The decrease in the contingent consideration is driven by the payment of the year one earnout.

Lease Liabilities

Current portion of lease liabilities decreased by $1,799 or 1% and the non-current portion of lease liabilities decreased by $319,952 or 57% over the balance as at December 31, 2021. The decrease is due to termination of lease for QYOU India’s old office space in January 2022.

Share Capital and Warrants

a)	During the three months ended March 31, 2022, 2,249,990 8 cent warrants and 245,000 5 cent warrants were exercised for proceeds of $192,249. Upon the exercise of the warrants the Company issued 2,494,990 common shares. During the three months ended June 30, 2022, 13,022,591 5 cent warrants were exercised for proceeds of $651,130. Upon the exercise of the warrants, the Company issued 13,022,591 common shares. In addition, 910,582 compensation options were exercised for proceeds of $45,529, upon exercise, the Company issued 910,582 common shares.

b)	During the three months ended March 31, 2022, 4,316,673 restricted share units were redeemed for 4,316,673 common shares. During the three months ended June 30, 2022, 200,002 restricted share units were redeemed for 200,002 common shares. During the three months ended September 30, 2022, 1,216,667 restricted share units were redeemed for 1,216,667 common shares.

c)	During the three months ended March 31, 2022, 16,664 share options were exercised for proceeds of $937. Upon the exercise of the share options, 16,664 common shares were issued. During the three months ended September 30, 2022, 8,332 share options were exercised for proceeds of $936. Upon the exercise of the share options, 8,332 common shares were issued. During the three months ended September 30, 2022, 8,332 share options were exercised for proceeds of $625. Upon the exercise of the share options, 8,332 common shares were issued.

Selected Unaudited Consolidated Quarterly Financial Information

The following table presents selected unaudited consolidated quarterly financial information for each of the eight quarters indicated, as prepared in accordance with IFRS.

	Sept. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sept. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020
					$	$	$	$
Total Revenue	7,244,558	6,883,363	5,234,680	5,585,641	4,725,463	2,614,899	208,551	968,139
Operating Expenses	9,488,279	10,197,215	7,376,078	7,967,062	7,077,760	5,656,311	2,761,440	1,486,717
Net loss attributable to:
Equity owners of the Company	(2,040,513)	(3,068,214)	(2,225,108)	(2,634,586)	(2,253,284)	(2,911,609)	(2,472,646)	(483,523)
Non-controlling interest	(77,164)	(228,800)	(83,092)	207,376	(99,013)	(175,043)	(80,243)	(35,055)
Net loss per share - basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)

Liquidity and Capital Resources

	As at September 30, 2022	As at December 31, 2021
	$	$
Current assets	12,246,289	15,027,092
Current liabilities	8,481,339	6,070,102
Working capital	3,764,950	8,956,990
Total assets	17,895,046	20,611,906
Total liabilities	10,043,617	8,686,177
Total shareholders' equity	7,851,429	11,925,729

15

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

Working capital is defined as current assets less current liabilities.

QYOU’s capital requirements consist primarily of working capital necessary to fund operations and support a growing business. Sources of funds available to meet these requirements include existing cash balances, cash flow from operations and capital raised through equity financings. QYOU must generate sufficient revenue from operations to attract additional investment from the capital markets; failure to do so would adversely impact QYOU’s ability to pay current liabilities.

As of September 30, 2022, the Company had working capital of $3,764,950 compared to $8,956,990 as at December 31, 2021. The decrease in working capital is primarily due to the increase in Adjusted EBITDA, collection of trade receivables offset by higher cash used on trade payables and prepaid distribution expenses at QYOU India.

The Financial Statements have been prepared on the basis of accounting principles applicable going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

Commitments

As at September 30, 2022, the Company did not have any commitments other than those reported in the financial statements.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than those described under commitments above.

Significant Accounting Policies and Critical Accounting Estimates

We describe our significant accounting policies and critical accounting estimates in Note 2 and Note 3 of the Company’s audited consolidated financial statements for the six months ended December 31, 2021.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, other receivables, borrowings and trade and other payables. The carrying value of the Company’s financial instruments approximates fair value due to their immediate or short-term maturity. The Company does not use derivative financial instruments to manage existing exposures.

In the three and nine months ended September 30, 2022, there was no material change to the nature of risks arising from or classification of financial instruments, or related risk management objectives.

Risks and Uncertainties

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. An investment in the Company’s securities involves risks. Before making an investment decision with respect to our securities, you should carefully consider the risks and uncertainties described elsewhere in this MD&A and those described under the heading “Risk Factors” in the Company’s annual information form and in other publicly available disclosure documents filed by the Company on SEDAR (www.sedar.com). The risks and uncertainties described in the documents referred to in the preceding sentence and in other documents filed by us with Canadian securities regulatory authorities are not the only ones we may face. Those risks and uncertainties, together with additional risks and uncertainties not currently known to us or that we may deem immaterial, could impair our business, financial condition and results of operations. The market price of our securities could decline if one or more of these risks and uncertainties develop into actual events, and you may lose all or part of your investment.

16

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

Foreign Currency Risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from USD and Indian Rupee denominated cash and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements. The Company mitigates the risk via currency hedging if deemed required.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to a material interest rate risk as at September 30, 2022.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risks as at September 30, 2022.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. The Company performs credit checks for all customers who wish to trade on credit terms. As at September 30, 2022, three customers represented 20% (December 31, 2021, two customers represented 37%) of the outstanding trade receivable balance. During the three months ended September 30, 2022, the Company increased the bad debt provision to $113,638 to ensure potential credit risk is appropriately provided for (December 31, 2021 - $32,238).

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

The aging of trade receivables is as follows:

	September 30, 2022	December 31, 2021
	$	$
Current	4,925,042	2,336,188
1 to 30 days	265,189	571,824
31 to 60 days	571,696	929,652
> 60 days	165,835	326,033
	5,927,762	4,163,697
Less: credit loss impairment	113,638	32,238
Total trade receivables	5,814,124	4,131,459

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows and the issuance of share capital.

17

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

The Company is obligated to the following contractual maturities of undiscounted cash flows:

			Contractual cash flows
	Carrying amount	Total contractual cash flows	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond
	$	$	$	$	$	$	$
Trade and other payables	7,062,679	7,062,679	7,062,679	—	—	—	—
Lease liabilities	482,680	490,370	251,592	195,028	43,750	—	—
Contingent consideration	2,049,675	2,771,930	1,163,668	1,608,262	—	—	—
Borrowings	65,533	312,006	11,176	11,176	11,176	11,176	267,302

Geopolitical Risk

During the three and nine months ended September 30, 2022, escalation of geopolitical tensions have resulted in uncertainties in all emerging economies including India. The Company mitigates geopolitical risk by monitoring India’s economic policy and its implications to the Indian operating business units.

Fair Values

The carrying values of cash and cash equivalents, trade receivables, other receivables, borrowings and trade and other payables approximate the fair values due to the short-term nature of these items. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature. The carrying value of borrowings approximate the fair value and change risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 - Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.
•	Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•	Level 3 - Significant unobservable inputs, which are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The contingent consideration is recognized as Level 3.

Disclosure of Equity and Outstanding Share Data

The Company’s authorized share capital currently consists of an unlimited number of First Preferred Shares, Second Preferred Shares and Common Shares. As of the date hereof, there are 452,087,472 Common Shares, nil First Preferred Shares and nil Second Preferred Shares issued and outstanding. As of the date hereof, the Company also has issued and outstanding:

Share options	33,691,223
Compensation options	3,212,817
RSUs	11,716,658
Warrants	35,280,780

18

QYOU Media Inc. Management’s Discussion and Analysis As at September 30, 2022 and 2021

Subsequent Events

On October 22, 2022, the Company entered into a binding term sheet to acquire a majority ownership stake in Maxamtech Digital Ventures, a six-year-old India based venture creating technology and games for the mobile gaming industry.

On November 17, 2022, the Company completed a public offering and issued a total of 25,600,000 units and 1,920,000 warrants for aggregate gross proceeds of $3,203,840. Each unit consists of one common share and one-half of one common share purchase warrant of the Company. The net proceeds of the public offering are anticipated to be used to fund the Company’s cash requirements for its operations as currently conducted, as well as to grow its operations, as set forth below:

Principal Purposes of Net Proceeds	Amount
Investment to build out the Corporation’s Indian operations, including: • direct to consumer mobile gaming; and • digital channels.	$1,500,000 $750,000 $750,000
Unallocated working capital and general and administrative expenses	$1,110,000
TOTAL	$2,610,000

The Company is also in the process of completing a non-brokered private placement of units with the same terms as the public offering units.

In November 2022, 1,049,993 RSUs were redeemed for 1,049,993 common shares. Of the total, 633,330 were redeemed by related parties.

Investor Information

Stock Exchange Listing

The Common Shares of the Company are listed on the TSXV under the symbol “QYOU”.

Transfer Agent and Registrar

Computershare Investor Services Inc.

Auditors

MNP LLP

Investor Relations

If you have inquiries, please visit our website at www.theqyou.com or contact: shareholder@qyoutv.com

19